Exhibit 11.1

WILLIS LEASE FINANCE CORPORATION

AND SUBSIDIARIES

Computation of Earnings Per Share

(In thousands, except per share data, unaudited)

	Three Months ended March 31,
	2005	2004

Basic
Earnings:
Net income	$566	$969

Shares:
Average common shares outstanding	9,006	8,856

Basic earnings per common share	$0.06	$0.11

Assuming full dilution
Earnings:
Net income	$566	$969

Shares:
Average common shares outstanding	9,006	8,856
Potentially dilutive common shares outstanding	395	305
Diluted average common shares outstanding	9,401	9,161

Diluted earnings per common share	$0.06	$0.11

Supplemental information:

The difference between average common shares outstanding to calculate basic and assuming full dilution is due to options outstanding under the 1996 Stock Options/Stock Issuance Plan.